 Exhibit 99.2

MANAGEMENT’S DISCUSSION & ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED
SEPTEMBER 30, 2026

TABLE OF CONTENTS
Q3 2026 PERFORMANCE HIGHLIGHTS
ABOUT DENISON
RESULTS OF CONTINUING OPERATIONS
WHEELER RIVER URANIUM PROJECT
PIPELINE MINERAL PROPERTY EVALUATION
MINERAL PROPERTY EXPLORATION
COMMERCIAL ACTIVITIES
LIQUIDITY AND CAPITAL RESOURCES
OUTLOOK FOR 2026
ADDITIONAL INFORMATION
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Management’s Discussion and Analysis (‘MD&A’) of Denison Mines Corp. and its subsidiary companies and joint arrangements (collectively, ‘Denison’ or the ‘Company’) provides a detailed analysis of the Company’s business and compares its financial results with those of the previous year. This MD&A is dated as of November 4, 2026 and should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements and related notes for the three and nine months ended September 30, 2026. The unaudited interim condensed consolidated financial statements are prepared in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board (‘IASB’), including IAS 34, Interim Financial Reporting. Readers are also encouraged to consult the audited consolidated financial statements and MD&A for the year ended December 31, 2025. All dollar amounts in this MD&A are expressed in Canadian dollars, unless otherwise noted.

Additional information about Denison, including the Company’s press releases, quarterly and annual reports, Annual Information Form (‘AIF’) and Annual Report on Form 40-F (‘Form 40-F’), is available through the Company’s filings with the applicable securities regulatory authorities at www.sedarplus.ca (‘SEDAR+’) and at www.sec.gov/edgar (‘EDGAR’).

MANAGEMENT’S DISCUSSION & ANALYSIS

Q3 2026 PERFORMANCE HIGHLIGHTS

■
Phoenix achieves ~24% total completion after first quarter of full-scale construction

Building on the successful completion of site preparation and early works construction in early July, Denison made significant progress executing on key construction work scopes during its first quarter of full-scale construction on site. The project’s total percentage completion as at September 30, 2026 is estimated at approximately 24%, which includes (i) engineering, PCM, and owner’s costs at 32% completion, (ii) construction and construction indirect costs at 20% complete, and (iii) fabrication and delivery of equipment and materials at 32% complete.

With full-scale construction commencing during the critical summer construction season, initial construction activities have focused on schedule and seasonally sensitive work. Civil work continued with the main site access road from Highway 914 currently available for use, the substation area substantially completed and the freeze plant area and airstrip significantly advanced (with 100% of the final grade completed for the runway area). In addition, concrete work commenced in August and continues into the fourth quarter of 2026. By the end of October 2026, site civil work is estimated to be nearly 50% complete and the concrete work required to enable the commencement of construction of the process plant building over the winter has been substantially completed.

■
Phoenix construction and procurement strategy allows continued productivity during winter months

With an approximately 2-year construction timeline targeted for Phoenix, Denison developed a procurement and execution strategy whereby key project components have been procured directly by Denison, rather than through its contractors, and modularization has been utilized wherever possible. As a result, Denison is responsible for making progress payments as equipment is fabricated and the total project spend curve is thus front-loaded relative to the rate of construction progress on site. This approach decouples fabrication of key equipment from onsite construction by utilizing offsite fabrication facilities which allows for continued productivity during the winter season. Fabrication has commenced on the majority of the process plant equipment and shipment release has occurred for the site transformer, substation e-house, high-voltage substation yard equipment, switchgear, generators, freeze plants, and certain process tanks and construction bulks.

Year to date Phoenix project expenditures totaled $161.1 million, including $105.0 million on construction and construction indirect costs and $39.0 million on procurement of equipment and materials. Life to date expenditures on procurement of equipment and materials is approximately $56.8 million.

Forecasted expenditures for 2026 are now estimated to be $278.6 million, with $39.9 million in procurement payments, $68.5 million in construction and construction indirect costs, and $9.1 million in engineering, PCM, and owner’s costs estimated for the fourth quarter of 2026.

■
Additional mineralization discovered at Phoenix North exploration target area, located within surface footprint of the Phoenix ISR mine site

During the third quarter of 2026, drill hole WR-857D1 intersected 0.39% eU3O8 over 4.7 metres from 409.9 metres to 414.6 metres at the unconformity and represents the best mineralized hole drilled in this area of sparse historic drilling. WR-857D1 is located approximately 10 metres up-dip and along section of WR-857, which was completed during the second quarter and intersected mineralized intervals of 0.20% eU3O8 over 1 metre from 417.6 metres, and 0.07% eU3O8 over 0.5 metres from 415.8 metres. In October 2026, drill hole WR-868 encountered unconformity associated mineralization (0.67% eU3O8 over 2.5 metres from 413.1 metres to 415.6 metres) approximately 50 metres along strike to the northeast of WR-857, and drill hole WR-869A intersected additional mineralization (highlighted by 0.07% eU3O8 over 2.2 metres from 421.5 metres to 423.7 metres) 50 metres along strike to the southwest of WR-857. Taken together, mineralization has now been intersected over 100-metres of strike length at the Phoenix North target area, which remains open in multiple directions with the anticipated optimal target horizon yet to be tested.

While in the early stages of exploration discovery, the results at Phoenix North are especially encouraging as the mineralization is situated in the immediate vicinity of the Phoenix ISR mine currently under construction.

MANAGEMENT’S DISCUSSION & ANALYSIS

ABOUT DENISON

Denison Mines Corp. was formed under the laws of Ontario and is a reporting issuer in all Canadian provinces and territories with its common shares listed on the Toronto Stock Exchange (the ‘TSX’) under the symbol ‘DML’ and on the NYSE American exchange under the symbol ‘DNN’.

Denison is a uranium mining, exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. The Company has an effective 95% interest in its flagship Wheeler River Uranium Project, which is the largest undeveloped uranium project in the infrastructure rich eastern portion of the Athabasca Basin region of northern Saskatchewan. In mid-2023, the Phoenix Feasibility Study (‘2023 Phoenix FS’) was completed for the Phoenix ISR mining operation, and an update to the 2018 Pre-Feasibility Study (‘2018 PFS’) was completed for the Gryphon deposit as a conventional underground mining operation (the ‘Gryphon Update’). Based on the respective studies, both deposits have the potential to be competitive with the lowest cost uranium mining operations in the world.

Site preparation and early works construction of the Phoenix ISR mine commenced in March 2026, following shortly after federal approval of the EA and issuance of the Construction Licence in February 2026. Full-scale construction started in July 2026 and is ongoing.

Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake Joint Venture (‘MLJV’), which includes unmined uranium deposits (with mining at McClean North deposit having commenced in July 2025 using the MLJV’s SABRE mining method) and the McClean Lake uranium mill (currently utilizing a portion of its licenced capacity to process the ore from the Cigar Lake mine under a toll milling agreement), plus a 25.17% interest in the Midwest Main and Midwest A deposits held by the Midwest Joint Venture (‘MWJV’), and a 70.55% interest in the Tthe Heldeth Túé (‘THT’) and Huskie deposits on the Waterbury Lake Property (‘Waterbury’). The Midwest Main, Midwest A, THT and Huskie deposits are located within 20 kilometres of the McClean Lake mill. Taken together, the Company has direct ownership interests in properties covering ~459,000 hectares in the Athabasca Basin region.

Additionally, through its 50% ownership of JCU (Canada) Exploration Company, Limited (‘JCU’), Denison holds further interests in various uranium project joint ventures in Canada, including the Millennium project (JCU, 30.099%), the Kiggavik project (JCU, 33.8118%) and Christie Lake (JCU, 34.4508%).

SELECTED FINANCIAL INFORMATION

(in thousands)	As at September 30, 2026	As at December 31, 2025

Financial Position:
Cash and cash equivalents	$362,749	$465,918
Working capital(1)	$384,107	$512,629
Investments in uranium	$120,998	$190,276
Property, plant and equipment	$504,584	$316,926
Total assets	$1,138,101	$1,106,074
Total long-term liabilities(2)	$660,967	$685,583
Notes:
(1)
Working capital is a non-IFRS financial measure and is calculated as the value of current assets less the value of current liabilities, excluding non-cash current liabilities. Working capital at September 30, 2026 excludes $4,500,000 from the current portion of deferred revenue (December 31, 2025 – $4,517,000).
(2)
Predominantly comprised of the Convertible Notes (including the fair value of the Embedded Derivatives), non-current portion of deferred revenue and non-current reclamation obligations. The Convertible Notes have a face value of US$345,000,000. Had the Convertible Notes matured at September 30, 2026, the settlement amount would have been US$345,000,000 ($490,970,000).

MANAGEMENT’S DISCUSSION & ANALYSIS

SELECTED QUARTERLY FINANCIAL INFORMATION

	2026	2026	2026	2025
(in thousands, except for per share amounts)	Q3	Q2	Q1	Q4

Continuing Operations:
Total revenues	$1,046	$720	$1,106	$1,222
Net (loss) earnings	$81,768	$25,563	$(114,879)	$(51,287)
Adjusted net (loss) earnings(1)	$(28,681)	$(24,447)	$(19,658)	$(29,791)
Basic and diluted (loss) earnings per share	$0.09	$0.03	$(0.13)	$(0.06)
Adjusted basic and diluted (loss) earnings per share(1)	$(0.03)	$(0.03)	$(0.02)	$(0.03)

	2025	2025	2025	2024
(in thousands, except for per share amounts)	Q3	Q2	Q1	Q4

Continuing Operations:
Total revenues	$1,045	$1,276	$1,375	$1,170
Net (loss) earnings	$(134,965)	$12,498	$(43,534)	$(29,502)
Adjusted net (loss) earnings(1)	$(8,254)	$12,498	$(43,534)	$(29,502)
Basic and diluted (loss) earnings per share	$(0.15)	$0.01	$(0.05)	$(0.03)
Adjusted basic and diluted (loss) earnings per share(1)	$(0.01)	$0.01	$(0.05)	$(0.03)
Note:
(1)
Adjusted earnings and adjusted earnings per share exclude the fair value movements on the embedded conversion and redemption features in the Convertible Notes as well as the fair value movements on the Capped Call Options. Both the Convertible Notes and the Capped Call options were issued/acquired in the third quarter of 2025. The unrealized fair value movements on the embedded conversion and redemption features in the Convertible Notes are primarily driven by changes in the Company’s share price; however, such changes in the share price do not necessarily result in any additional cash or share consideration being owed upon settlement beyond the total of (i) the face value of the Convertible Notes and (ii) the proceeds from the exercise of the Capped Call options. Due to the addition of the Capped Calls, the effective amount owed upon settlement of the Convertible Notes will not increase until the Company’s share price exceeds US$4.32 (a 100% increase in the share price from the date of the pricing of the transaction).

Significant items causing variations in quarterly results

●
The Company’s revenues are based on a draw-down of deferred toll milling revenue, the rate of which fluctuates due to the timing of uranium processing at the McClean Lake mill, as well as changes to the estimated mineral resources of the Cigar Lake mine. See RESULTS OF CONTINUING OPERATIONS below for further details.
●
Exploration expenses are generally largest in the first and third quarters due to the timing of the winter and summer exploration seasons in northern Saskatchewan.
●
Evaluation expenses increased period over period from the second quarter of 2024 until the fourth quarter of 2025 as the Company advanced towards an FID for Phoenix. With the receipt of the Construction Licence and the declaration of FID in the first quarter of 2026, the Company achieved technical viability and commercial feasibility for Phoenix and commenced capitalizing eligible costs associated with mine construction. As a result, subsequent to February 24, 2026, any further evaluation expenses for Phoenix will be capitalized.
●
Other income and expense fluctuate due to changes in the fair value of the Company’s investments in equity instruments, convertible debentures, and physical uranium, all of which are recorded at fair value through profit or loss and are subject to fluctuations in the underlying share and commodity prices. The Company’s uranium investments, Convertible Notes and Capped Call options are also subject to fluctuations in the US dollar to Canadian dollar exchange rate.
●
Fair value adjustments of the Company’s Convertible Notes and Capped Call options issued in the third quarter of 2025 add volatility to Finance income/(expense). See FINANCE INCOME AND EXPENSE below for more details.
●
The Company’s results are also impacted, from time to time, by other non-recurring events arising from its ongoing activities, as discussed below, where applicable.

MANAGEMENT’S DISCUSSION & ANALYSIS

RESULTS OF CONTINUING OPERATIONS

REVENUES

McClean Lake Uranium Mill

McClean Lake is located on the eastern edge of the Athabasca Basin in northern Saskatchewan, approximately 750 kilometres north of Saskatoon. Denison holds a 22.5% ownership interest in the MLJV and the McClean Lake uranium mill, one of the world’s largest uranium processing facilities, which is contracted to process ore from the Cigar Lake mine under a toll milling agreement. The MLJV is a joint venture between Orano Canada, with a 77.5% interest, and Denison, with a 22.5% interest.

In February 2017, Denison closed an arrangement with Ecora Resources PLC (‘Ecora’, then known as Anglo Pacific Group PLC) and one of its wholly owned subsidiaries (the ‘Ecora Arrangement’) under which Denison received an upfront payment of $43,500,000 in exchange for its right to receive future toll milling cash receipts from the MLJV under the then current toll milling agreement with the Cigar Lake Joint Venture (‘CLJV’) from July 1, 2016 onwards. The Ecora Arrangement consists of certain contractual obligations of Denison to forward to Ecora the cash proceeds of future toll milling revenue earned by the Company related to the processing of the specified Cigar Lake ore through the McClean Lake mill and, as such, the upfront payment was accounted for as deferred revenue.

During the three and nine months ended September 30, 2026, the McClean Lake mill processed 4.2 million and 12.0 million pounds U3O8, respectively for the CLJV (September 30, 2025 – 4.2 million and 14.3 million pounds U3O8) and Denison recorded toll milling revenue of $1,046,000 and $2,872,000, respectively (September 30, 2025 – $1,045,000 and $3,696,000). The decrease in toll milling revenue during the nine month period ended September 30, 2026, as compared to the prior year period, is predominantly driven by a decrease in production in the current year due to the timing of scheduled maintenance. The decrease in toll milling revenue during the nine months ended September 30, 2026 compared to the prior year period, is also due to a $132,000 negative non-cash cumulative accounting adjustment recorded in the first quarter of 2026 to reflect an update to the Cigar Lake mineral resource estimate (September 30, 2025 - $113,000 positive non-cash cumulative accounting adjustment).

During the three and nine months ended September 30, 2026, the Company also recorded accounting accretion expense of $682,000 and $2,100,000, respectively on the toll milling deferred revenue balance (September 30, 2025 – $719,000 and $2,116,000). Annual accretion expense will decrease over the life of the agreement, as the deferred revenue liability decreases over time, and fluctuations may occur due to the change in the timing of the estimated CLJV toll milling activities discussed above. During the nine months ended September 30, 2026, an adjustment of $54,000 was recorded to increase life-to-date accretion expense as a result of an update to the Cigar Lake mineral resource estimate (September 30, 2025 - $41,000 adjustment to decrease life-to-date accretion expense).

The impact of the current and prior period true-ups to revenue and accretion are non-cash.

OPERATING EXPENSES

Mining

Operating expenses of the mining segment include depreciation and development costs, costs relating to Denison’s legacy mine sites in Elliot Lake, as well as cost of sales related to the sale of uranium, when applicable. Operating expenses in the three and nine months ended September 30, 2026 were $1,775,000 and $4,550,000, respectively (September 30, 2025 – $1,209,000 and $3,818,000).

Included in operating expenses is depreciation expense relating to the McClean Lake mill of $763,000 and $2,138,000, respectively (September 30, 2025 – $646,000 and $2,239,000), as a result of processing 4.2 and 12 million pounds U3O8 for the CLJV in the applicable period (September 30, 2025 – 4.2 million and 14.3 million pounds U3O8). Also included in operating expenses are costs related to the Company’s Elliot Lake legacy mine sites of $693,000 and $1,520,000, respectively (September 30, 2025 – $267,000 and $777,000), and development costs of the MLJV and MWJV and other operating costs of $319,000 and $892,000, respectively (September 30, 2025 – $296,000 and $802,000).

In 2024, the MLJV began construction to prepare the McClean North deposit for SABRE mining and, in 2025, the site achieved commercial production.

MANAGEMENT’S DISCUSSION & ANALYSIS

During the first half of 2026, mining activities were minimal and consisted largely of resource confirmation drilling prior to the placement of the pilot holes for 2026 mining operations. Excavation of mining cavities and active mining activities resumed at the end of May and recovered ore began to be processed through the mill in the third quarter of 2026.

The following tables provides a financial and operational review of the McClean Lake SABRE mining activities.

MLJV operational results for the nine months ended September 30, 2026
	Units	100% Basis	Denison’s 22.5% Share
Ore Mined	Tonnes	2,403	541
Average grade	% U3O8	7.91%	7.91%
Ore Mined	lbs U3O8	419,245	94,330
Millfeed	lbs U3O8	156,822	35,285
Finished goods produced	lbs U3O8	160,345	36,078

MLJV inventory Physicals – Denison’s Share
	Units	September 30	December 31
Stockpiled production	lbs U3O8	94,816	35,772
Ore-in-circuit	lbs U3O8	1,359	2,411
Finished Goods	lbs U3O8	182,004	145,926

MLJV inventory Value – Denison’s Share
	September 30	December 31
Stockpiled production	$6,195	1,018
Ore-in-circuit	$838	135
Finished Goods	$9,199	6,847

No uranium sales from production were made during the three or nine months ended September 30, 2026. Included in the total cost of finished goods are $1,675,000 in non-cash costs. The average cash operating cost of finished goods in inventory is approximately $41 per pound U3O8 (approximately US$29 per pound U3O8).

MANAGEMENT’S DISCUSSION & ANALYSIS

WHEELER RIVER URANIUM PROJECT

The Company has an effective 95% interest in its flagship Wheeler River Uranium Project, which is the largest undeveloped uranium project in the infrastructure rich eastern portion of the Athabasca Basin region of northern Saskatchewan. At September 30, 2026, the WRJV is owned by the Company (90%) and JCU (10%), and Denison owns 50% of the shares of JCU.

The location of the Wheeler River property, which includes the Phoenix and Gryphon deposits, and existing and proposed infrastructure, is shown on the map provided below.

ATHABASCA
BASIN
McClean Lake
Cigar Lake
McArthur River
Wheeler River
Key Lake
Gryphon Deposit
Probable Mineral Reserves
49.7 Mlbs U_3O_8 @ 1.8%
1,257 ktonnes of mineralization
Phoenix Deposit
Proven Mineral Reserves
3.4 Mlbs U_3O_8 @ 24.5%
6.3 ktonnes of mineralization
Probable Mineral Reserves
53.3 Mlbs U_3O_8 @ 11.4%
212.7 ktonnes of mineralization
Wheeler River Property Outline
N
Existing Access Road
Existing Power Line
Existing Exploration Camp
Gravel Pit
Access Road
Power Line
Mine Camp
Discharge
Airstrip
4 km
Wheeler River Property
Further details regarding the Wheeler River project are provided in the NI 43-101 technical report titled "NI 43-101 Technical Report on the Wheeler River Project, Athabasca Basin, Saskatchewan, Canada" with an effective date of June 23, 2023. The technical report is posted on the company's website at www.denisonmines.com and is available under its profile on SEDAR at www.sedarplus.com and on EDGAR at www.sec.gov/edgar.shtml

Further details regarding Wheeler River, including the estimated mineral reserves and resources for Phoenix and Gryphon, are provided in the technical report for the Wheeler River project titled ‘NI 43-101 Technical Report on the Wheeler River Project, Athabasca Basin, Saskatchewan, Canada’ with an effective date of June 23, 2023 (‘Wheeler Technical Report’) and the update to estimated Phoenix initial capital costs disclosed in the Company’s AIF and Form 40-F dated March 30, 2026. Copies of the Wheeler Technical Report, AIF and Form 40-F are available on Denison’s website and under its profile on each of SEDAR+ and EDGAR.

MANAGEMENT’S DISCUSSION & ANALYSIS

Phoenix Mine Development

In October 2024, the WRJV Management Committee approved the findings and recommendations of the Phoenix FS providing the WRJV’s approval for development and construction of the project in accordance with the Phoenix FS.

Significant regulatory, engineering, and construction planning progress was made throughout 2025, which positioned Phoenix in a construction-ready state. Additionally, based on substantial completion of project engineering and execution of significant procurement activities since 2023, the Company provided an updated initial capital cost estimate for the Project in January 2026 (‘Updated Capex’).

Phoenix Initial Capital Cost Estimate Comparison (100% basis)
	2023 Phoenix FS(1) (2022 Dollars)	Updated Capex Estimate(2) (2026 Dollars)
Post-FID Initial Capital	$419.4 million	$600.0 million
Pre-FID Capex	$67.4 million	$100.0 million
Base Case Uranium Price(3)	UxC Comp. Midpoint Q2 2023 (US$66.53/lb - US$70.11/lb)	UxC Comp. Midpoint Q4 2025 (US$68.89/lb - US$78.36/lb)
Post-Tax Payback Period(4)	~10 months	~12 months
Post-Tax NPV8%(5)	$1.56 billion	$1.57 billion
Post-Tax NPV8%(5) to Initial Capex Factor	3.7	2.6
Post-Tax IRR(5)	90%	73%
Notes:
(1)
Based on the 2023 Phoenix FS in the Wheeler Technical Report (defined below).
(2)
Estimated project economics reflect Updated Capex and revised base case uranium price, as described herein. All other costs and production estimates are consistent with the 2023 Phoenix FS and are shown from the point in time in which an FID is made and excludes pre-FID expenditures.
(3)
UxC forecast is based on “Composite Midpoint” constant dollar scenario from UxC's Q2 2023 and Q4 2025 Uranium Market Outlook (‘UMO’), as outlined above.
(4)
Payback period is stated as number of months to payback post-FID initial capital expenditures from the start of uranium production.
(5)
Post-tax NPV, IRR and payback period are based on the “adjusted post-tax” scenario in the 2023 Phoenix FS, which includes the benefit of certain entity level tax attributes which are expected to be available and used to reduce taxable income from the Phoenix operation.

Denison is not, at this time, providing any updates to the Phoenix operating cost or other estimates in the Wheeler Technical Report (defined below); however, it may do so in the future.

Summary of Key Phoenix Operational Parameters (100% basis)(1)
Mine life	10 years
Proven & Probable reserves(2)	56.7 million pounds U3O8 (219,000 tonnes at 11.7% U3O8)
First 5 years of reserves(3)	41.9 million pounds U3O8 (Average 8.4 million lbs U3O8 / year)
Remaining years of reserves	14.8 million pounds U3O8 (Average 3.0 million lbs U3O8 / year)
Initial capital costs(4)	$600.0 million
Average cash operating costs	$8.51 (US$6.28) per pound U3O8
All-in cost(5)	$24.92 (US$18.41) per pound U3O8
Notes
(1)
Based on the Wheeler Technical Report, as updated for the capital cost update. See Denison press release dated January 2, 2026.
(2)
See Denison press release dated June 26, 2023 for additional details regarding Proven & Probable reserves.
(3)
The first five years is determined by reference to the 60-month period that commences at the start of operations.
(4)
Initial capital costs exclude $100.0 million in estimated pre-FID expenditures expected to be incurred before the project’s FID has been made. See Denison press release dated January 2, 2026.
(5)
All-in cost is estimated on a pre-tax basis and includes all project operating costs, capital costs post-FID, and decommissioning costs divided by the estimated number of pounds U3O8 to be produced.

MANAGEMENT’S DISCUSSION & ANALYSIS

The following 3D model illustrates the mining and processing infrastructure planned for Phoenix.

In February 2026, following receipt of the final regulatory approvals required to commence construction of Phoenix, Denison made its FID and site preparation and early works activities started in March 2026. Full-scale construction activities commenced during July 2026.

Other than payments related to long-lead capital items, costs incurred prior to the Company’s determination that the project was technically viable and commercially feasible in late February 2026, were expensed as evaluation expenses. Eligible costs incurred subsequent to achieving technical viability and commercial feasibility have been capitalized as part of the Phoenix assets under construction, and costs associated with sustainability activities that are not eligible for capitalization to the Phoenix assets under construction have been expensed as mine development expenses.

Project Expenditures

A summary of the current period and life to date actual expenditures for the Project in comparison to the Updated Capex (see above, and Denison press release dated January 2, 2026), including both pre-FID and post-FID spend, is shown below:

(‘000)	Updated Pre- and Post-FID Capex	YTD Actual to September 30, 2026	LTD(1) Actual to September 30, 2026
Procurement of Equipment & Materials	(176,822)	(38,967)	(56,827)
Construction & Construction Indirects	(419,632)	(104,955)	(113,555)
EPCM & Owners’ Costs	(103,546)	(17,221)	(42,892)
Total	($700,000)	($161,143	($213,274)
Notes:
(1)
Life to Date since the completion of the Wheeler Technical Report in June 2023.

Current Period Activities

During the nine months ended September 30, 2026, the Company completed activities related to (1) detailed design engineering and procurement and construction management (“PCM”), (2) mobilization of construction personnel and equipment, site preparation and early works construction and commencement of full scale construction including the mobilization of contractors and equipment for the process plant, wellfield, airstrip and power infrastructure, and (3) procurement of equipment and materials, and construction services.

MANAGEMENT’S DISCUSSION & ANALYSIS

The below table summarizes the initial construction priorities for the Phoenix site.

Milestone	Target timing
Site civil work for commencement of wellfield & process plant scopes	Completed
Process plant concrete works necessary for building construction	Q4 2026
Airstrip and site access roads operational	Q4 2026
Substation energized and connected to the provincial grid	Q1 2027
Freeze plant commissioned and ground freezing initiated	Q2 2027
Commencement of process plant mechanical and electrical installation	Q2 2027

Engineering, PCM, and Owners’ Costs

Total engineering for the Project is approximately 90% complete, with the detailed design engineering phase of the Project achieving approximately 80% complete at September 30, 2026.

With a recent focus on construction support during the commencement of construction, the remaining detailed engineering, which relates to the latter phases of project construction, is now expected to continue into 2027, with completion of “issued for construction” drawings expected to be sequenced to incorporate vendor information when received and support construction as required.

In February 2026, Wood Canada Limited (“Wood”) was awarded the Procurement and Construction Management (‘PCM’) Contract to oversee the construction of the Phoenix mine. The PCM Contract currently contemplates procurement and construction management scopes, whereby Wood is responsible for (i) construction management of the full processing plant scope, (ii) installation of certain site infrastructure, and (iii) integrated project controls, ongoing procurement support, on-site safety oversight, as well as maintaining reporting and performance management standards. Such services will be provided by Wood in close consultation with Denison, with members of Wood's team and Denison's team holding complementary roles in an integrated project management team. Denison retains overall responsibility for the Project as owner.

During the nine months ended September 30, 2026, the Company incurred engineering, PCM and owners’ costs of $17,221,000 (life to date spend of $42,892,000) and as of September 30, 2026, is estimated to have achieved approximately 32% completion for these scopes of work.

Mobilization, Site Preparation and Full-Scale Construction Commencement

Most construction activities in northern Saskatchewan are impacted by seasonal weather conditions, with rates of advancement over the summer months generally expected to be higher than during the winter. The Company's construction strategy was designed accordingly, with weather-dependent tasks scheduled to occur during the warmer months and employing modularization to utilize offsite fabrication as much as possible to reduce the impact of inclement weather and remote site operations on progress.

In March 2026, the Construction Management team mobilized to site and clearing and grubbing activities were initiated to allow for the establishment of critical construction facilities, including contractor management facilities, equipment laydown areas, and transportation infrastructure, including a helipad.

Site preparation and construction early works efforts were substantially complete by early July 2026 with the establishment of all required construction management facilities and the temporary construction camp, mobilization of the concrete batch plant, production of off-site aggregate, as well as the opening of site and airstrip access routes, which allowed for full scale construction to commence.

The process plant area was turned over from the civil contractor in July 2026 and concrete form work for the process plant commenced immediately thereafter. First pours of concrete occurred in August 2026 and as of the end of October, the critical concrete work necessary to enable the commencement of construction of the process plant building structure over the winter construction season is substantially completed. Based on the positive progress to date, the building installation contractor has mobilized to the Phoenix site during the fourth quarter 2026.

Following completion of the civil sub grade at the phase 1 area of the wellfield in July 2026, drilling crews mobilized to site and commenced activities required to establish the freeze wall for the phase 1 wellfield area, which is planned to consist of 66 freeze holes. As of the end of October 2026, the well cellar and overburden casing installation has been completed for all 66 holes, and 15 freeze holes have been completed to depth.

MANAGEMENT’S DISCUSSION & ANALYSIS

Freeze hole drilling progressed slower than scheduled during the summer, however, the rate of completion of freeze drilling has increased steadily during September and October and the number of drill rigs on site has increased from one rig at the start of the program to four rigs at the end of October 2026. Based on the current rate of production and optimized drilling plans. Freeze hole drilling is expected to be completed by the end of the first quarter of 2027.

Site civil work has continued during the third quarter and is estimated to be 47% complete by the end of October 2026.

The main site access road from Highway 914 and the internal road to the airstrip also advanced significantly during the quarter and are currently available for use. As at the end of October 2026, civil works at the airstrip is significantly advanced, including 100% completion of final grade for the runway area. The installation of the airstrip lighting and temporary support facilities are also in progress. Subject to weather restrictions, the airstrip is currently targeted to be operational before the end of 2026.

At the substation area, civil works were substantially completed during the third quarter of 2026, allowing mobilization of the contractor responsible for installation of all components needed for the interconnection to the provincial power grid. As at the end of October 2026, the substation grounding grid was completed, precast concrete foundations installed and structural steel installation in progress. The substation e-house, transformer, high-voltage substation equipment, and backup generators are either ready for shipment or already received to site, and energization of the substation is currently forecast for the first quarter of 2027.

Adjacent to the process plant and substation pads, the civil work for the freeze plant and freeze plant e-house area have significantly advanced and the freeze plant e-house grounding grid has been installed.

In addition, the civil works for the material laydown area and on-site warehouse facility are complete and construction of the warehouse building is approximately 45% complete, with the structure erected and installation work in progress.

Aggregate production required for site civil areas has continued throughout the third quarter at a nearby quarry and on site. Remaining site civil works largely consists of installation of site ponds/landfills and associated liners (wellfield runoff pond, domestic waste water pond, clean waste storage pond, industrial landfill, domestic landfill, industrial waste water treatment pond, process precipitate solids pond, and the process water pond), as well as finalization of civil work at the airstrip apron, substation, wellfield phases 2-4, freeze plant, and process plant.

During the nine months ended September 30, 2026, the Company incurred construction and construction indirect costs of $104,955,000 (life to date spend of $113,555,000, including the cost to construct the SaskPower transmission line in 2025) and as of September 30, 2026, is estimated to have achieved approximately 20% completion for construction activities.

Procurement: Supply Chain and Construction Contract Advancement

Procurement efforts related to Phoenix continue to progress with a total of 129 procurement and construction packages currently assessed as required for the project. As at September 30, 2026, 99 packages have been awarded, including 75 equipment and material supply packages and 24 construction and construction indirect services contracts. Procurement and contracting activities are in progress for the remaining packages.

Most long-lead packages, including electrical equipment such as the substation transformer, high voltage sub-station yard equipment, electrical switch gear, most E-house electrical buildings and diesel power generators, as well as process equipment, including tanks, control systems, drum filling station, process thickeners, sand filters and centrifuges, have been purchased. Fabrication has commenced on the majority of the process plant equipment, and release for shipment has occurred for the freeze plants, FRP process tanks, transformer, substation e-house, high-voltage substation yard equipment, switchgear, generators, airport lights, and certain construction bulks. Accordingly, the supply chain team is now focussed on expediting equipment that has been released for fabrication and arranging quality inspections and logistics for delivery to site.

As a strategy to reduce project risk, the procurement of key project components has been carried out either directly or on the behalf of the project owner – meaning that minimal equipment is to be supplied by contractors as part of their construction work scopes. As a result, Denison is responsible for making progress payments against equipment during the fabrication phase and the total project spend curve will be somewhat front-loaded when compared to the rate of construction progress. This approach decouples fabrication of key equipment from the construction contractors, and, along with the strategy to select modular equipment and facilities, ensures construction progress continues steadily offsite when progress could otherwise slow on site during the winter construction season. Finally, this approach gives Denison control of key process technologies and builds relationships with suppliers.

MANAGEMENT’S DISCUSSION & ANALYSIS

As of September 30, 2026, $56,827,000 has been incurred towards equipment and material packages life to date, with $80,312,000 in additional progress payments / commitments expected to be incurred largely over the next 18 months. As of September 30, 2026, fabrication and delivery progress for equipment and materials is estimated to be 32% complete.

Overall Construction Progress

Significant progress has been made during the first quarter of full-scale construction with the project’s overall percentage completion, as of September 30, 2026, estimated to be approximately 24%, which incorporates the reported progress on (i) construction and construction indirects, (ii) engineering, PCM, and owner’s costs, and (iii) procurement for equipment and materials.

The site preparation and early works program was successful in supporting the ramp up of construction activities at Phoenix by the summer months; however, the completion of site preparation was slower than anticipated due to regional flooding and other restrictions to site access, which resulted in a delay in mobilizing civil and other required equipment to the site during the second quarter. In addition, significant rain events occurred during the third quarter of 2026 which temporarily impacted productivity during full-scale construction. The cost of these unusual events are estimated to be approximately $20,000,000 and are included in reported construction and EPCM costs.

Despite these challenges, significant progress has been made during the first quarter of full-scale construction with the project’s overall percentage completion, as of September 30, 2026, estimated to be approximately 24%, which incorporates the reported progress on (i) construction and construction indirects, (ii) engineering, PCM, and owner’s costs, and (iii) procurement for equipment and materials.

The Company was able to commence construction activities within three weeks of obtaining necessary regulatory approvals.  To achieve this, the construction plans for 2026 were developed to be flexible with a focus on (i) the completion of site preparation and early works, and (ii) the start of full-scale construction in time to benefit from the summer construction season.  Based on when the summer construction season winds down and transitions into winter conditions, and the actual results achieved during 2026, the construction schedule and cost to completion for the project will be finalized, which is expected in early 2027.

Gryphon Mineral Property Evaluation

The Gryphon Update was completed in 2023 and was largely based on the 2018 PFS, with efforts targeted at the review and update of capital and operating costs, as well as various minor scheduling and design optimizations.

Overall, the Gryphon Update demonstrates that the underground development of Gryphon is a positive potential future use of cash flows generated from Phoenix, as the project can leverage existing infrastructure to provide an additional source of low-cost production.

Summary of Gryphon Economic Results (100% Basis) – Base Case
Uranium selling price	US$75/lb U3O8(1) (Fixed selling price)
Exchange Rate (US$:CAD$)	1.35
Discount Rate	8%
Operating profit margin(3)	83.0%
Pre-tax NPV8%(3) (Change from 2018 PFS)(4)	$1.43 billion (+148%)
Pre-tax IRR(3)	41.4%
Pre-tax payback period(5)	~20 months
Post-tax NPV8%(3)(6)	$864.2 million
Post-tax IRR(3)(6)	37.6%
Post-tax payback period(5)(6)	~22 months
Notes
(1)
Fixed selling price is based on the forecasted annual “Composite Midpoint” long-term uranium price from UxC’s Q2’2023 UMO (defined below) and is stated in constant (not-inflated) dollars. See Denison news releases dated June 26, 2023 and August 9, 2023, and the Wheeler Technical Report (defined below) for details.
(2)
Operating profit margin is calculated as aggregate uranium revenue less aggregate operating costs, divided by aggregate uranium revenue. Operating costs exclude all royalties, surcharges and income taxes.
(3)
NPV and IRR are calculated to the start of construction activities for the Gryphon operation, and excludes $56.5 million in pre-FID expenditures.
(4)
Change from 2018 PFS is computed by reference to the same scenario from the 2018 PFS, adjusted to incorporate certain pre-FID costs for consistent comparability.
(5)
Payback period is stated as number of months to payback from the start of uranium production.
(6)
There is no “adjusted” post-tax case for Gryphon, given that the entity level tax attributes of the Wheeler River Joint Venture owners are assumed to have been fully depleted by the Phoenix operation. See Denison news release dated June 26, 2023 and the Wheeler Technical Report for details.

MANAGEMENT'S DISCUSSION & ANALYSIS

Summary of Key Gryphon Operational Parameters (100% basis)
Mine life	6.5 years
Probable reserves(1)	49.7 million lbs U3O8 (1,257,000 tonnes at 1.8% U3O8)
Average annual production	7.6 million lbs U3O8
Initial capital costs(2)	$737.4 million
Average cash operating costs	$17.27 (US$12.75) per lb U3O8
All-in cost(3)	$34.50 (US$25.47) per lb U3O8
Notes
(1)
See Denison press release dated June 26, 2023 for additional details regarding Probable reserves.
(2)
Initial capital costs exclude $56.5 million in estimated pre-FID expenditures expected to be incurred before an FID has been made.
(3)
All-in cost is estimated on a pre-tax basis and includes all project operating costs, capital costs post-FID, and decommissioning costs divided by the estimated number of pounds U3O8 to be produced.

Current Period Activities

During the three and nine months ended September 30, 2026, Denison’s share of evaluation expenditures at Gryphon was $7,174,000 and $14,160,000, respectively (September 30, 2025 – $485,000 and $968,000). The increase in evaluation expenditures at Gryphon was due to an increase in field-based activities, including diamond drilling, geotechnical and hydrogeological evaluations.

A multi-purpose winter drilling program with a total of 3,757 metres drilled was carried out from January to March 2026 which included the completion of (i) one resource delineation hole, (ii) one metallurgical sample hole and (iii) two geotechnical/hydrogeological holes – one at the expected location of the main shaft and another proximal to planned underground workings to support future trade-off and mining evaluation studies.

In June 2026, drilling resumed with (i) two geotechnical/hydrogeological holes to support future trade-off and mining evaluation studies – one of which was at the expected location of the ventilation shaft and another proximal to planned underground workings, and (ii) a summer delineation drilling program composed of 11 holes, focused on mineral resource expansion with targets along strike and down-plunge of the Gryphon deposit. The drilling program concluded in September with a total of 13,256 metres completed. The results of the delineation program identified additional mineralization in the E series lenses with WR-849A and WR-864A intersecting 1.24% eU3O8 over 7.2m and 2.69% eU3O8 over 3.3 metres respectively, expanding the known mineralized footprint of these lenses in the down dip direction. The remaining holes drilled along strike and down plunge of the existing A Series lenses intersected significant alteration and structure, but did not intersect additional mineralization.

In the third quarter of 2026, metallurgical test work continued to further evaluate the Gryphon deposit from a mineral processing perspective. Work focused on ore sorting, grinding, leaching, solid/liquid separation, solvent extraction, and tailings neutralization.

Also in the third quarter of 2026, engineering and technical trade-off studies continued, which are evaluating and optimizing key areas of project design. The results of these studies are anticipated to inform a potential future decision to initiate a Feasibility Study.

MANAGEMENT’S DISCUSSION & ANALYSIS

OTHER MINERAL PROPERTY EVALUATION

During the three and nine months ended September 30, 2026, Denison’s share of evaluation expenditures at its pipeline properties was $339,000 and $2,088,000, respectively (September 30, 2025 – $2,726,000 and $6,739,000).

The decrease in evaluation expenditures for pipeline properties in the three and nine month periods ended September 30, 2026, as compared to the prior year period, is primarily due to a reduction in field activities. Field activities were undertaken at Waterbury Lake in 2025. Activities in 2026 have focused on metallurgical testing at Waterbury and the PFS for the KLP project.

Evaluation activities on pipeline properties were minimal in the quarter and are summarized in the following table.

PROJECT EVALUATION ACTIVITIES
Property	Denison’s ownership	Evaluation activities
Waterbury Lake	70.55%(1)	Continuation of ISR metallurgical testing
Midwest	25.17%	Continuation of SABRE engineering studies.
Kindersley Lithium Project (‘KLP’)	30%(2)	Progression of a PFS for the KLP project which was finalized in October 2026

Notes
(1)
Denison’s ownership position as at September 30, 2026.
(2)
Pursuant to an earn-in agreement executed in January 2024, Denison can earn up to a 75% interest in the KLP through a series of options exercisable with direct payments and work expenditures. As at September 30, 2026, Denison has not yet vested an ownership interest in the project; however, it has incurred expenditures that would entitle it to vest a 30% interest in the KLP if it elected to cease to fund further project expenditures towards the earn-in arrangement.

MANAGEMENT’S DISCUSSION & ANALYSIS

MINERAL PROPERTY EXPLORATION

During the three and nine months ended September 30, 2026, Denison’s share of exploration expenditures was $2,896,000 and $12,124,000, respectively (September 30, 2025 – $3,799,000 and $14,362,000). The decrease in exploration expenditures in the nine month period ended September 30, 2026, as compared to the prior year period, is primarily due to a decrease in winter exploration activities at Wheeler River.

Exploration spending in the Athabasca Basin is generally seasonal in nature, with spending typically higher during the winter exploration season (January to mid-April) and summer exploration season (June to mid-October).

The following table summarizes the 2026 exploration activities to the end of September 30, 2026. For exploration expenditures reported in this MD&A, all amounts are reported for the three and nine months ended September 30, 2026.

EXPLORATION ACTIVITIES
Property	Denison’s ownership	Drilling in metres (m)(1)	Other activities
Bachman Lake	100.00%	-	Geophysical Survey
Brown Lake	100.00%	-	Geophysical Survey
CLK	49.00%(2)	-	Geophysical Survey
Crawford	100.00%		Geophysical Survey
Darby	30.00%(3)	5,693 (7 holes)	-
Ford Lake	100.00%	-	Geophysical Survey
Getty East	30.00%(4)	-	Geophysical Survey
Hatchet Lake	34.37%(2)	4,589 (22 holes)	-
Hook Carter	75.00%(5)	1,529 (3 holes)	Geophysical Survey, Geochemistry Survey
McClean Lake	22.50%	9,756 (41 holes)	Geophysics Survey
Moon Lake	100.00%	-	Geophysical Survey
Moon Lake South	75.00%(6)	-	Geophysical Survey, Re-logging Program
Murphy Lake North	30.00%(3)	8,767 (18 holes)	Geophysical Survey
RL / Russell Lake	20.00%(4)	4,288 (11 holes)	Geophysical Survey
Wheeler River	95.00%(7)	19,645 (23 holes)	Geophysical Survey
Waterfound	24.68%(8)	14,765 (25 holes)	Geophysical Survey
Wheeler North	49.00%(4)	1,915 (3 holes)	-
Wolly	27.73%(9)	7,143 (25 holes)	Geophysical Survey
Total		78,090 (178 holes)
Notes
(1)
The Company reports total exploration metres drilled and the number of holes that were successfully completed to their target depth.
(2)
Denison’s effective ownership interest as at September 30, 2026.
(3)
Denison’s effective ownership interest as at September 30, 2026. The remaining interest was acquired by Cosa Resources Corp. in January 2025.
(4)
Denison’s effective ownership interest as at September 30, 2026. The remaining interest is owned by Skyharbour Resources Ltd.
(5)
Denison’s effective ownership interest as at September 30, 2026.The remaining interest is owned by Greenridge Exploration Inc.
(6)
Denison’s effective ownership interest as of September 30, 2026. The remaining interest is owned by CanAlaska Uranium Limited.
(7)
Denison’s effective ownership interest as at September 30, 2026, including an indirect 5.0% ownership interest held through JCU.
(8)
Denison’s effective ownership interest as at September 30, 2026, including an indirect 12.90% ownership interest held through Denison’s 50% ownership of JCU. The remaining interest is owned by Orano Canada.
(9)
Denison’s effective ownership interest as at September 30, 2026, including an indirect 6.39% ownership interest held through Denison’s 50% ownership of JCU. The remaining interest is owned by Orano Canada.

At September 30, 2026, the Company’s land position in the Athabasca Basin, increased to 459,196 hectares (262 claims) from 457,321 hectares (256 claims), as illustrated in the figure below. The land position reported by the Company excludes the land positions held by JCU. The land position increase reflects successful mineral claim staking by Denison, adding 1,106 hectares to the Crawford project, and successful claim staking by Cosa Resources Corp. (‘Cosa’) on the Murphy Lake North (3 claims, 344 hectares), and Darby (2 claims, 760 hectares) joint venture projects. Additionally, recorded areas of certain longstanding claims have been updated to reflect GIS-determined areas resulting in slight changes to recorded areas and associated work requirements.

MANAGEMENT’S DISCUSSION & ANALYSIS

Wheeler River Exploration

Denison’s share of exploration costs at Wheeler River during the three and nine months ended September 30, 2026, was $1,091,000 and $3,387,000, respectively (September 30, 2025 - $246,000 and $6,550,000).

A five-line 179.2 line-kilometre Stepwise Moving Loop Electromagnetic (‘SWML EM’) survey was completed during the first quarter of 2026. The survey used a LandTEM SQUID (Superconducting Quantum Interference Device) sensor, which generates higher quality data when compared to the historic EM surveys conducted on the Property, to fill in gaps in historical coverage including in the vicinity of the Phoenix and Gryphon deposits. Initial interpretation of survey data indicates strong continuous EM responses across all lines generating targets that are being evaluated further and anticipated to be incorporated into future drill programs.

A single-hole exploration diamond drilling program was completed at Gryphon during the first quarter, in conjunction with the ongoing evaluation field program discussed above. The drill hole was completed to a final depth of 1,055 metres and designed to collect preliminary geological information from the extreme down plunge extent of the deposit to inform future exploration drilling programs.

A large regional 5,036 line-kilometre VTEM airborne survey, flown over several properties, was completed in the second quarter of 2026, with final data received in August 2026. This survey included 397 line-kilometres flown over the Wheeler River property. The survey was designed to confirm and more accurately map the extent of conductors initially identified with airborne MegaTEM and ground TEM surveys.

In the second quarter of 2026, an exploration drilling program commenced at Wheeler River, focused at the Phoenix North target area, which is located approximately 600 metres N-NE of the Phoenix deposit within the surface footprint of the Phoenix ISR mine site and proximal to the future industrial landfill. The target area at Phoenix North is characterized as a series of sandstone resistivity low anomalies coincident with underlying conductive units on the interpreted footwall of the regional quartzite ridge unit.

As of September 30, 2026, the Company has completed 2160 metres of exploration drilling in four drill holes at Phoenix North. The first drill hole of the program, WR-857, located approximately 160 metres north-east of historic drill hole ZR-18, intersected weak unconformity associated mineralization including 0.07% eU3O8 over 0.5 metres and 0.20% eU3O8 over 1.0 metre from 415.8 metres and 417.6 metres, respectively, utilizing a 0.05% eU3O8 cut-off.

MANAGEMENT’S DISCUSSION & ANALYSIS

Drill hole WR-857D1, designed to test the extent of mineralization intersected by WR-857, is approximately 10 metres, up-dip along section. This drill hole intersected multiple intervals of mineralization above a cut-off grade of 0.05% eU3O8, highlighted by 0.39% eU3O8 over 4.7 metres from 409.9 metres to 414.6 metres.

During October 2026, mineralization was intersected in two additional drill holes completed along strike of WR-857D1, 50 metres to the northeast and southwest respectively in drill holes WR-868 (intersected 0.67% eU3O8 over 2.5 metres from 413.1 metres to 415.6 metres) and WR-869A (intersected several intervals of mineralization above a cut-off grade of 0.05% eU3O8, highlighted by 0.07% eU3O8 over 2.2 metres from 421.5 metres to 423.7 metres).

The expanded program continues into the fourth quarter of 2026 with drilling expected to evaluate targets along strike and on section of WR-857D1.

MANAGEMENT’S DISCUSSION & ANALYSIS

2026 Wheeler River Exploration Drill Hole Intercepts
Drill Hole	Orientation (azimuth/dip)	From (m)	To (m)	Length (m)(1)	%eU3O8(2)
WR-857	300º/-70º	415.8	416.3	0.5	0.07
WR-857	300º/-70º	417.6	418.6	1.0	0.20
WR-857D1	300º/-70º	408.6	408.8	0.2	0.06
WR-857D1	300º/-70º	409.9	414.6	4.7	0.39
WR-857D1	300º/-70º	415.0	415.5	0.5	0.08
WR-857D1	300º/-70º	416.0	416.3	0.3	0.11
WR-868	304º/-68º	413.1	415.6	2.5	0.67
WR-869A	304º/-68.5º	421.2	421.4	0.2	0.05
WR-869A	304º/-68.5º	421.5	423.7	2.2	0.07
Notes
(1)
Lengths indicated represent the down-hole length of mineralized intersections above a composited cut-off grade 0.05% eU3O8.
(2)
eU3O8 interval is radiometric equivalent uranium from a calibrated total gamma down-hole probe. All intersections have been sampled for chemical U3O8 assay. Assay samples have been sent to the SRC for processing.

Exploration Pipeline Properties

The Company continues to invest in its Athabasca Basin exploration portfolio with an objective to make meaningful new uranium discoveries.

During the three and nine months ended September 30, 2026, exploration field programs were carried out at 18 of Denison’s pipeline properties (three operated by Denison). Denison’s share of exploration costs for these properties was $2,317,000 and $9,820,000, respectively (September 30, 2025 – $3,702,000 and $7,254,000).

Geophysics

As discussed above, a large regional 5,036 line-kilometre VTEM airborne survey was completed in the second quarter of 2026, covering Bachman Lake (2,134 line-kilometre), Brown Lake (129 line-kilometre), Crawford Lake (302 line-kilometre), Ford Lake (1,041 line-kilometre), Moon Lake (420 line-kilometre), Moon Lake North (64 line-kilometre), and Moon Lake South (549 line-kilometre). The application of modern VTEM across a large group of Denison’s eastern Athabasca Basin exploration properties is expected to produce a high-quality conductivity map of the region, which is intended to resolve and refine the geometry of conductors in a manner that historic surveys could not. Overall, the objective of the survey is to confirm and more accurately map the extent of conductors initially identified with airborne MegaTEM and ground TEM surveys. The final survey data was received in August 2026 and is being utilized to develop follow up ground geophysics and drill targets for future exploration programs across the covered claims.

Darby

In January 2025, the Company completed a transaction with Cosa pursuant to which Cosa acquired a 70% stake in Darby, entered into a joint venture agreement with Denison, and assumed operatorship of the project, subject to the conditions for retaining Cosa’s interest as provided for in the acquisition agreement between Cosa and the Company

In the first quarter of 2026 Cosa completed approximately 2,952 metres of diamond drilling at Darby in three drill holes testing the high-priority targets identified by Cosa’s 2025 core relogging and reinterpretation program. The targets were in the immediate vicinities of historic drill holes that intersected zones of coincident sandstone alteration and anomalous uranium content proximal to significant graphitic basement faults. Initial results showed some elevated uranium geochemistry that requires further follow up.

In the third quarter of 2026, Cosa commenced a 2,500 metre drill program to follow up the results from the winter drilling on the Gamma and Bravo Trends. Targets for the Gamma Trend include follow up of the intersected broad zone of structure with significant unconformity offset, alteration, and elevated to strongly anomalous uranium geochemistry on trend with historical uranium mineralization. Drilling at Bravo is expected to follow up on historical results including favourable structure, alteration, and uranium mineralization. At the end of October, Cosa completed 2,741 meters in four holes, including two drill holes at Bravo and two drill holes at Gamma.

MANAGEMENT’S DISCUSSION & ANALYSIS

Getty East

In December 2025, the Company completed a transaction with Skyharbour Resources Ltd. (‘Skyharbour’) pursuant to which Denison acquired a 30% stake in Getty East and entered into an agreement with Skyharbour (70%), where Denison has an option to acquire up to an additional 40% interest through a two phase earn-in and can become the operator of the joint venture. Skyharbour is currently the operator of the project.

A 108 line-kilometre SWML EM survey commenced at Getty East and RL (see below) during the first quarter of 2026. The survey crews were demobilized in late April 2026 due to deteriorating ground conditions and remobilized in mid-May 2026 to complete the survey. In early June 2026 the survey was modified with additional lines completed as a Fixed Loop Electromagnetic (‘FLEM’) survey to allow the remaining survey to be completed in a timely manner.

In October 2026 a drill program commenced at Getty East which is expected to consist of approximately 3,600 metres, comprising ten to twelve drill holes. This drilling will test the Little Man Lake Uranium Zone and priority targets along the interpreted extension of the mineralized Middle Lake trend.

Hatchet Lake

Hatchet Lake is a joint venture between Denison (70.15%) and Trident Resources Corp. (29.85%). Denison has entered into an option agreement with Foremost Clean Energy Ltd (‘Foremost’) whereby Foremost can acquire up to a 51% interest in the project via a three-phased earn in option on a portfolio of properties. In July 2026 Foremost announced the completion of the second earn-in option and the vesting of a 35.78% stake in the Hatchet Lake joint venture from Denison’s share in the project. Foremost is the operator of the project during the earn-in period.

In the first half of 2026, Foremost completed a total of 19 diamond drill holes (3,848 metres) as part of a drill program at the Tuning Fork target area. Drilling was focused on following up drill hole TF-25-16, which intersected 6.2 metres of 0.10% U3O8, including 0.87% U3O8 over 0.45 metre, of unconformity-related uranium mineralization, above a cut-off grade of 0.05%.

In October, Foremost announced chemical assay results from its 2026 drilling program, which was highlighted by a high-grade intercept of 1.3% U₃O₈ over 1.0 metre, including 4.5% U3O8 over 0.25 metres within a broader interval of 0.36% U3O8 over 4.0 metres in drill hole TF-26-30. Taken together, the 2026 drill program identified uranium mineralization, above a cut-off grade of 0.05% U₃O₈, in eight drill holes across multiple drill fences spanning 200 metres of strike length. The mineralized trend is sparsely tested, with approximately 600 metres open to the south and 250 metres open to the north.

Hook Carter

The Hook Carter Project is a joint venture between Denison (75%) and Greenridge Exploration Inc. (‘Greenridge’) (25%). The project is located in the southwestern portion of the Athabasca Basin in Northern Saskatchewan, comprising 11 mineral claims for a total of 25,115 hectares, and is host to 15 kilometres of strike potential along the prolific Patterson Corridor – which is known to host significant delineated uranium deposits on other properties.

During the first quarter of 2026, three drill holes were completed totaling 1,529 metres testing previously identified EM targets on the Derkson and Patterson Corridors. On the Derkson Corridor, a single hole testing an EM anomaly along strike of historic off-property mineralization intersected a 75 metre wide alteration zone in the overlying sandstone directly above the unconformity at 272 metres. Given the absence of conductive basement geology, additional follow up is warranted to further assess the source of the overlying sandstone alteration and EM anomaly.

Two of the 2026 holes tested EM anomalies along the Patterson corridor spaced 1,200 metres apart along strike. Both drill holes intersected significant sandstone alteration and structural disruption in the lower 130 metres until the unconformity at approximately 420 metres. Trace graphite was intersected in the basement units. The interpreted results have upgraded the potential of this portion of the Patterson trend and warrant future exploration.

The 2026 drilling program was primarily funded by Greenridge under the terms of an agreement whereby Greenridge increased its ownership in the project from 20% to 25% by funding $3,000,000 in project expenditures.

During the third quarter of 2026, 28.8 kilometres of line-cutting and 19.4 line-kilometres of fixed loop electromagnetic (‘FLEM’) survey was completed over the Derkson Corridor, following up on the favourable alteration and geochemistry results of the drill hole completed on this trend during the first quarter of 2026. LiDAR was also flown over the Hook-Carter property covering an area of 4,400 hectares over the Derkson block. In addition to the FLEM, 428 soil samples were collected over the Derkson trends for soil gas hydrocarbon analysis. Results are expected in the fourth quarter of 2026.

MANAGEMENT’S DISCUSSION & ANALYSIS

Murphy Lake North

In January 2025, the Company completed a transaction with Cosa pursuant to which Cosa acquired a 70% stake in Murphy Lake North (‘MLN’), entered into a joint venture agreement with Denison, and assumed operatorship of the project, subject to the conditions for retaining Cosa’s interest as provided for in the acquisition agreement between Cosa and the Company.

In April 2026, Cosa completed a five-hole diamond drill program at MLN for 2,015 metres. The drilling followed up results from summer 2025 at the Cyclone trend, where broad zones of structure and alteration were intersected over a two kilometre strike length, targeting a gap in drilling at Cyclone and evaluating a potential untested trend approximately 100 metres south of Cyclone.

MLN26-013 was the first drill hole of the program and targeted a gap in previous drill testing along the main Cyclone trend. The drill hole intersected broad zones of moderately to strongly altered sandstone from 200 metres below surface to the unconformity at approximately 300 metres. Immediately below the unconformity a 5.0 metre wide zone of elevated radioactivity was intersected.

In Q2, chemical assays confirmed uranium mineralization is the source of anomalous radioactivity intersected. MLN26-013, which intersected 1.7% U₃O₈ over 0.5 metres (310.5 – 311.0 metres) within a broader interval averaging 0.55% U₃O₈ over 5.0 metres (308.5 – 313.5 metres).

A subsequent summer drilling program commenced in mid-June 2026, following up on mineralization intersected in MLN26-013. The program was completed in September 2026 and consisted of 13 drill holes totaling 6,752 metres. All drill holes intersected moderate to strong alteration and structure, with several drill holes intersecting intervals of elevated radioactivity over a 650 metre strike length. The trend remains prospective for future programs and targeting.

RL / Russell Lake

In December 2025, the Company completed a transaction with Skyharbour pursuant to which Denison acquired a 20% stake in Russell Lake (or “RL”) and entered into a joint venture agreement with Skyharbour (80%).

As disclosed above, a 108 line-kilometre SWML EM survey commenced at Getty East and RL and was completed using FLEM to enable it to be completed in a timely manner. The results of the combined SWML EM and FLEM survey were used to generate targets for diamond drill exploration program in the third quarter of 2026.

During the second quarter of 2026, a ground electromagnetic (EM) survey was carried out in the Kowalchuk Lake area.

Also in the second quarter of 2026, a drill program comprised of 11 drill holes was completed (RSL26-01 through RSL26-11) on the South Russell target area for a program total of 4,288.2 metres. The completed holes intersected the sub-Athabasca unconformity into graphitic and non-graphitic metasediments, and Archean granitic gneiss, locally with granitic pegmatite; multiple EM conductors were intersected. Notable features include multiple sandstone- and basement-hosted fault zones, local grey alteration within a wide interval of faulted graphitic metasediments overlying strongly silicified lithologies. Results are being compiled with follow-up anticipated in future drill programs.

McClean Lake

Orano initiated an exploration drilling program focused on the McClean South area in the first quarter of 2026. Historically two pods of uranium mineralization, the 8W and 8E pods, were defined along a conductor in the McClean South area with the 8C Pod discovered in 2021. The 8C pod hosts low to high-grade uranium mineralization over 150 metres of strike length between the 8W and 8E Pods.

The 2026 exploration program was designed to (1) further define and upgrade the understanding of potential mineral resources by completing select infill drilling within the mineralized envelope, (2) identify prospective structures or mineralization east of the 8E Pod, and (3) test large gaps in the historic drilling west of the 8W Pod for prospective structures and mineralization.

Forty-one holes were completed during the winter exploration drilling program for a total of 9,756 metres. Based on initial probing results, 22 drill holes intersected uranium mineralization above a cutoff grade of 0.05% eU3O8. Assay results for the 2026 winter exploration drilling program are pending.

MANAGEMENT’S DISCUSSION & ANALYSIS

Borehole EM was conducted on nine of the drill holes and acoustic televiewer was attempted in all holes. The final processed data from the borehole EM was received during the second quarter of 2026. A Moving Loop Transient Electromagnetic (ML-TEM) survey over the McClean West Grid area commenced in the first quarter of 2026 but was suspended due to adverse weather conditions in mid-March with 80% of the survey completed. The results from the ML-TEM survey is being evaluated and the data from the Borehole EM survey is currently being modelled.

Work in the third quarter of 2026 involved internal updates to resource models for the 8C and 8E pods, which are expected to be used to help inform drill targeting and planning for 2027.

Waterfound

Waterfound is a joint venture between Orano Canada (62.42%), JCU (25.8%) and Denison (11.78%) and is operated by Orano Canada.

The project is located along the LaRocque Lake corridor, which hosts high-grade uranium mineralization at the Hurricane deposit (IsoEnergy), as well as the western extension of Hurricane and at the LaRocque Lake zone on the Cameco-operated Dawn Lake property. Waterfound hosts two zones of high-grade uranium mineralization: the Alligator and Crocodile Zones, which are both interpreted to sit on the D-1 North trend. Since the discovery of the Crocodile Zone (4.75% eU3O8 over 13.3 metres) in the winter of 2022, all exploration activity at Waterfound has focused on drilling the D-1 North trend.

In the first quarter of 2026, 25 drill holes were completed for 14,765 metres. Borehole EM surveys were completed on 14 of the 20 selected holes to characterize the conductive response along the D-1 North trend to further refine and resolve the position of the D-1 North conductor. Based on initial probing results, uranium mineralization exceeding a cutoff grade of 0.05% eU3O8 was encountered in 16 drill holes with final results of the borehole EM survey and final assay results are pending.

In the third quarter of 2026, a structural review of the project was conducted and an ambient noise tomography geophysical survey covering an area of approximately 36 square kilometres, commenced.

Wheeler North

In December 2025, the Company completed a transaction with Skyharbour pursuant to which Denison acquired a 49% stake in Wheeler North and entered into an agreement with Skyharbour (51%), where Denison is the Operator and has an option to acquire up to an additional 21% interest through a two phase earn-in.

During the first quarter of 2026, a three-hole drill program was completed at the Fox Lake Trail target area totalling 1,915 metres. This program was designed to further investigate the significant alteration and elevated uranium intersected in previous years’ program on the 7S conductor and to investigate the untested 1S and 3S conductors.

All three drill holes intersected favourable geology, including hydrothermal hematite in the lower sandstone with quartzite basement lithologies; however, conductive basement lithologies in response to the interpreted targets, were not intersected. Geochemical results are pending and are expected to be further incorporated into the identification of future potential drill targets in this area.

Planning of drilling targets for a fall drilling program commenced late in the second quarter of 2026 and was completed in mid-August. The planned 5,500 metre diamond drilling program originally set to commence in the third quarter of 2026 has been deferred to 2027 with targets testing the Sphinx, Fork, and Grayling areas.

Wolly

The Wolly project is a joint venture between Orano Canada (65.88%, Operator), JCU (12.78%), and Denison (21.34%). Deposits previously discovered on the Wolly project were later partitioned into the McClean Lake property, including JEB, McClean North/South, and the Sue deposits.

Orano Canada is the operator of the project and carried out an exploration diamond drilling program during the first quarter of 2026. The program was designed to evaluate the Collins Creek and Emperor target areas. At Collins Creek historic drilling identified anomalous uranium along the trend, which could potentially host uranium pods similar to those found at McClean North and South. The Emperor trend represents the E-NE strike extension of the geological trend that hosts the Tamarack deposit, which is located approximately 1,200 metres to the west on the Cameco-operated Dawn Lake property.

MANAGEMENT’S DISCUSSION & ANALYSIS

Twenty-five holes were completed for 7,143 metres during the first quarter of 2026, with 14 holes completed at Collins Creek, and 11 holes completed at the Emperor trend with associated borehole EM. Based on initial probing results, two of the holes completed at Collins Creek intersected low-grade unconformity-associated uranium mineralization exceeding a cutoff grade of 0.05% eU3O8. All 11 holes completed at Emperor identified elevated uranium mineralization and one hole encountered low-grade mineralization above a 0.05% eU3O8 cutoff. Assay results for the program are pending. In addition to the drilling activities, an ML-TEM survey over the Pat North grid was completed during the first quarter of 2026. The final processed borehole EM data was received during the second quarter and the modelling of the ML-TEM and borehole EM surveys was finalized in June 2026.

In the third quarter, work was done to upgrade the core storage facility at the Moffat Lake Camp, prepare the 2025 and 2026 assessment reports, and complete preliminary drill planning and budgeting for 2027. Geophysical modeling of the ML-TEM and BHEM data was finalized in September.

GENERAL AND ADMINISTRATIVE EXPENSES

Total general and administrative expenses were $6,815,000 and $19,220,000, respectively, during the three and nine months ended September 30, 2026 (September 30, 2025 – $3,664,000 and $13,010,000). These costs are mainly comprised of head office salaries and benefits, share based compensation, audit and regulatory costs, legal fees, investor relations expenses, and all other costs related to operating a public company with listings in Canada and the United States. The increase in general and administrative expenses during the period was predominantly driven by an increase in (i) share-based compensation and (ii) head office salaries and benefits. The increases in salaries was predominantly due to increases in headcount, The increase in share-based compensation is due to both increases in headcount and the impact of share price appreciation, which occurred between the reference date used to determine equity grant quantities and the actual equity grant date, on the valuation of the current year share-based award grants (See KEY MANAGEMENT COMPENSATION below for further details)

FINANCE INCOME AND EXPENSE

During the three and nine months ended September 30, 2026, the Company recognized finance income of $105,068,000 and $44,957,000, respectively (September 30, 2025 – finance expense of $130,168,000 and $130,286,000). Finance income and expense includes interest income generated on cash and cash equivalents held by the Company, interest expense due to the Convertible Notes, fair value gains/losses on the Convertible Notes and Capped Call options, and accretion expense.

Fair value loss on convertible notes conversion and redemption options and Capped Call options

On August 15, 2025, the Company completed its ‘US-Style’ offering of convertible senior unsecured notes for an aggregate principal amount of US$345,000,000 ($476,307,000). The holders of the Convertible Notes may convert their Convertible Notes after December 31, 2025, under the following circumstances: (1) the closing sale price of the Company’s common shares exceeds 130% of the conversion price of US$2.92 per share (US$3.79) for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the immediately preceding quarter (the ‘Share Price Threshold’); (2) the trading price per US$1,000 principal amount of the Note is equal to or less than 98% of the product of the closing sale price of the Company’s common shares and the applicable conversion rate; (3) the Convertible Notes are called for redemption by the Company; or (4) after June 15, 2031. The conversion rate is 342.9355 common shares per US$1,000 principal amount of notes which represents a conversion price of approximately US$2.92 per share. Upon conversion, the Company can settle in shares, cash or a combination thereof, at its sole discretion.

The Company may redeem for cash all or any portion of the Convertible Notes on or after September 20, 2029, but only if Denison’s stock price reaches at least 130% of the conversion price for 20 out of the previous 30 consecutive trading days before each calendar quarter end. The redemption price represents 100% of the principal amount of the Convertible Notes, plus accrued and unpaid interest. The Convertible Notes contain a make-whole provision such that, in the event of a redemption, the conversion price is adjusted to ensure no loss to the Noteholders. Upon the occurrence of specified corporate transactions, such as a change of control, major corporate transaction, or liquidation, the Company must offer to repurchase all or part of the outstanding Convertible Notes for cash.

The Convertible Notes mature on September 15, 2031. Any Convertible Notes not converted, repurchased or redeemed prior to the maturity date will have their principal amount repaid by Denison in cash at maturity.

Under IFRS 9, Financial Instruments, the conversion and redemption features of the Convertible Notes have been bifurcated from the host debt instrument and are accounted for as an embedded derivative (the ‘Embedded Derivatives’). These Embedded Derivatives are recorded at fair value and will be re-measured at each reporting date.

MANAGEMENT’S DISCUSSION & ANALYSIS

On issuance, the Convertible Notes were trading at a premium to their face value, with a fair value of $512,328,000 (US$371,091,000), resulting in a day one non-cash loss of $36,021,000. The fair value of the Embedded Derivatives on issuance was $205,086,000, resulting in a host liability being measured at $289,929,000 (the residual amount of $307,242,000 less $17,313,000 in transaction costs).

The following key assumptions are used in the valuation model:

	Key Assumption	Key Assumption	Key Assumption
	September 30, 2026	June 30, 2026	December 31, 2025

Maturity date	September 15, 2031	September 15, 2031	September 15, 2031
Debt traded price	128.40	139.92	130.64
Volatility rate	62.73%	72.1%	76.6%
Share price	US$2.59	US$3.06	US$2.63
Credit spread	6.15%	10.711%	10.49%

During the three months ended September 30, 2026, the fair value of the Embedded Derivatives liability decreased from $370,416,000 to $259,588,000, due to movements in the key assumptions used in the valuation model, and thus resulted in a fair value gain of $110,828,000 for the three months ended September 30, 2026 (three months ended September 30, 2025 – fair value loss $98,599,000).

During the nine months ended September 30, 2026, the fair value of the Embedded Derivatives liability decreased from $316,444,000 to $259,588,000, due to movements in the key assumptions used in the valuation model, and thus resulted in a fair value gain of $56,856,000 for the nine months ended September 30, 2026 (nine months ended September 30, 2025 – fair value loss $98,599,000).

The Share Price Threshold was not met during the three months ended September 30, 2026, and the Convertible Notes are not currently convertible or redeemable. Accordingly, if the Convertible Notes matured at September 30, 2026, the settlement amount would have been US$345,000,000 ($490,970,000).

Concurrently with the issuance of the Convertible Notes, the Company purchased a package of cash-settled call options (the ‘Capped Calls’) with a strike price equal to the initial conversion price of the Convertible Notes (US$2.92) and with a cap price of US$4.32. This transaction effectively increased the conversion price of the Convertible Notes to US$4.32 per share (i.e., if the share price on conversion or maturity is over US$2.92 but less than US$4.32, the settlement value of the Convertible Notes will be higher than the US$345,000,000 face value; however, the proceeds received by the Company from the exercise of the Capped Calls will offset the incremental liability).

The purchase price for the capped call transactions was US$35,363,000 ($48,822,000). The Capped Calls are accounted for as a derivative instrument and are re-measured to fair value at each reporting date. The Capped Calls were initially valued at US$21,497,000 ($29,679,000) on August 15, 2025. The initial valuation resulted in a difference between the transaction price and the fair value on initial recognition of $19,143,000. The valuation on initial recognition is based on a valuation technique where not all the inputs are market-observable, and therefore under IFRS, the day one loss is deferred, and has been recorded as an asset on the statement of financial position, which will be amortized on a straight-line basis into net earnings over the contractual life of the Capped Calls. Including the deferral of the loss, the fair value of the Capped Call on December 31, 2025 was $47,993,000.

The key assumptions used in the valuation model of the capped call option are:

	Key Assumption	Key Assumption	Key Assumption
	September 30, 2026	June 30, 2026	December 31, 2025

Maturity date	September 15, 2031	September 15, 2031	September 15, 2031
Strike price	US$2.916	US$2.916	US$2.916
Cap	US$4.32	US$4.32	US$4.32
Volatility rate	62.73%	72.1%	76.6%
Share price	US$2.59	US$3.06	US$2.63
Risk free rate	4.89%	3.95%	3.54%
Credit spread	0.60%	0.60%	0.55%

MANAGEMENT’S DISCUSSION & ANALYSIS

During the three months ended September 30, 2026, the fair value of the Capped Calls decreased from $56,754,000 to $56,375,000, due to movements in the key assumptions, and thus resulted in a fair value loss of $379,000 for the three months ended September 30, 2026 (three months ended September 30, 2025 – fair value gain of $7,909,000).

During the nine months ended September 30, 2026, the fair value of the Capped Calls increased from $47,993,000 to $56,375,000 due to movements in the key assumptions, and thus resulted in a fair value gain of $8,382,000 for the nine months ended September 30, 2026 (nine months ended September 30, 2025 – fair value gain of $7,909,000).

Convertible Note interest expense

The Convertible Notes pay interest semi-annually at a rate of 4.25% per annum commencing on March 15, 2026. During the three and nine months ended September 30, 2026, the Company recognised interest expense on the convertible notes of $5,132,000 and $15,234,000, respectively (September 30, 2025- $2,535,000 and $2,535,000).

Accretion Expense – Convertible Notes

The transaction costs relating to the issue of the Convertible Notes along with the embedded derivatives are amortized over the life of the Convertible Notes using the effective interest method. During the three and nine months ended September 30, 2026, the Company recognized an accretion expense of $5,701,000 and $16,366,000, respectively (September 30, 2025 - $2,476,000 and $2,476,000).

Capitalization of Borrowing Costs

Following FID on February 24, 2026, the Company commenced capitalizing its borrowing costs in accordance with IAS 23, Borrowing Costs. For the three and nine months ended September 30, 2026, borrowing costs of $3,626,000 and $5,707,000, (September 30, 2025 - $Nil and $Nil) were capitalized to Assets under Construction.

OTHER INCOME AND EXPENSE

During the three and nine months ended September 30, 2026, the Company recognized net other income of $4,980,000 and $12,942,000, respectively (September 30, 2025 – net other income of $16,790,000 and $22,205,000).

Fair value gains/losses on uranium investments

In 2021, the Company acquired 2,500,000 pounds of U3O8 at a weighted average cost of $36.67 (US$29.66) per pound U3O8 to be held as a long-term investment to strengthen the Company’s balance sheet and potentially enhance its ability to access project financing in support of the future advancement and/or construction of Wheeler River. Given that this material was acquired to be held for long-term capital appreciation, the Company’s holdings are measured at fair value, with changes in fair value between reporting dates recorded through profit and loss. In previous years, the Company sold 800,000 pounds of U3O8 at a weighted average price of $109.69 (US$79.99) per pound U3O8. During the second quarter of 2026, the Company sold 750,000 pounds of U3O8 at a weighted average price of $122.16 (US$89.17) per pound.

As at September 30, 2026, the Company held uranium investments of 950,000 pounds of U3O8, excluding the Company’s share of uranium production from mining activities.

During the three months ended September 30, 2026, the spot price of U3O8 increased from $120.45 (US$84.85) per pound U3O8 at June 30, 2026, to $127.37 (US$89.50) per pound U3O8 at September 30, 2026, resulting in a fair value of the Company’s uranium investments of $120,998,000 and mark-to-market gain for the three months ended September 30, 2026 of $6,564,000 (three months ended September 30, 2025 – mark to market gain of $12,452,000). During the nine months ended September 30, 2026, the spot price of U3O8 increased from $111.93 (US$81.55) per pound U3O8 at December 31, 2025, to $127.37 (US$89.50) per pound U3O8 at September 30, 2026, resulting in a fair value of the Company’s uranium investments of $120,998,000 and mark-to-market gain for the nine months ended September 30, 2026 of $22,346,000 (nine months ended September 30, 2025 – mark to market gain of $16,979,000).

Fair value gains/losses on portfolio investments

During the three and nine months ended September 30, 2026, the Company recognized a loss of $938,000 and $1,690,000, respectively on portfolio investments carried at fair value (September 30, 2025 – gain of $3,745,000 and $5,846,000). Gains and losses on investments carried at fair value are determined by reference to the closing share price of the related investee at the end of the period, or, as applicable, immediately prior to disposal.

MANAGEMENT’S DISCUSSION & ANALYSIS

Fair value gains/losses on F3 Debentures

During the year ended December 31, 2023, the Company completed a $15 million strategic investment in F3 Uranium Corp. (‘F3’) in the form of unsecured convertible debentures, which carry a 9% coupon and are convertible at Denison’s option into common shares of F3 at a conversion price of $0.56 per share. During the third quarter of 2024, F3 completed an arrangement whereby F3 transferred 17 prospective uranium exploration projects to F4 Uranium Corp. (‘F4’). As a result of the spin out, for the conversion price of $0.56, Denison will now receive one share of F3 and 1/10 of a share of F4 on conversion of the debentures. F3 has the right to pay up to one third of the quarterly interest payable by issuing common shares. F3 will also have certain redemption rights on or after the third anniversary of the date of issuance of the Debentures and/or in the event of an F3 change of control. As a result of the debentures’ conversion and redemption features, the contractual cash flow characteristics of these instruments do not solely consist of the payment of principal and interest and therefore the debentures are accounted for as a financial asset at fair value through profit and loss.

During the three and nine months ended September 30, 2026, the Company recognized mark-to-market loss of $318,000 and $163,000, respectively (September 30, 2025 – mark-to-market gain of $97,000 and mark-to-market loss of $411,000) on its investments in the debentures. For the three months ended September 30, 2026, the loss was primarily due to a decrease in the F3 share price and an increase in the credit spread between June 30, 2026 and September 30, 2026. For the nine months ended September 30, 2026, the loss was primarily due to a decrease in the F3 share price and an increase in the credit spread between December 31, 2025 and September 30, 2026.

Gain on receipt of proceeds from Uranium Industry a.s.

In November 2015, the Company sold all of its mining assets and operations located in Mongolia to Uranium Industry a.s (‘UI’) pursuant to an amended and restated share purchase agreement (the ‘GSJV Agreement’). The primary assets at that time were the exploration licences for the Hairhan, Haraat, Gurvan Saihan and Ulzit projects. As consideration for the sale per the GSJV Agreement, the Company received cash consideration of US$1,250,000 prior to closing and the rights to receive additional contingent consideration of up to US$12,000,000.

With respect to outstanding contingent consideration payable to Denison in relation to this transaction, in January 2022, the Company executed a Repayment Agreement with UI (the ‘Repayment Agreement’). Under the terms of the Repayment Agreement, UI agreed to make scheduled payments plus additional interest and fees, through a series of quarterly installments and annual milestone payments until December 31, 2025. As at March 31, 2026, US$702,000 remained outstanding under the Repayment Agreement.

On April 1, 2026, the Company received the remaining US$702,000 as full and final settlement of all amounts payable under the GSJV Agreement and the Repayment Agreement. During the three and nine months ended September 30, 2026, as a result of the payment received, the Company recorded gains related to the Mongolia sale receivable of $Nil and $971,000, respectively (September 30, 2025 - $413,000 and $1,259,000).

Foreign exchange losses/gains

During the three and nine months ended September 30, 2026, the Company recognized a foreign exchange loss of $1,321,000 and $7,734,000, respectively (September 30, 2025 – gain of $530,000 and loss of $597,000). The foreign exchange loss is predominantly due to the impact of the changes in the US dollar to Canadian dollar exchange rate during the period on US dollar denominated monetary assets and liabilities.

EQUITY SHARE OF LOSS FROM INVESTMENT IN ASSOCIATES

During the three and nine months ended September 30, 2026, the Company recorded its equity share of loss from investments in associates (Foremost and Cosa) of $3,183,000 and $4,144,000, respectively (September 30, 2025 – $124,000 and $1,623,000). The Company records its share of income or loss from Foremost and Cosa one quarter in arrears, based on the most current available public financial information, adjusted for any subsequent material transactions that have occurred.

EQUITY SHARE OF LOSS FROM JOINT VENTURES

During the three and nine months ended September 30, 2026, the Company recorded its equity share of loss from JCU of $293,000 and $1,402,000, respectively (September 30, 2025 – loss of $243,000 and $1,180,000). The Company records its share of income or loss from JCU one month in arrears, based on the most current available financial information, adjusted for any subsequent material transactions that have occurred.

MANAGEMENT’S DISCUSSION & ANALYSIS

COMMERCIAL ACTIVITIES

Denison is actively involved in the uranium market to (a) execute on its strategy to monetize its physical uranium holdings to fund a portion of the construction costs for Phoenix, and (b) establish long-term supply agreements to facilitate the sale of future uranium production from the Company’s uranium mining projects.

As at September 30, 2026, the Company held 950,000 pounds U3O8 in investments in physical uranium and 182,004 pounds U3O8 of uranium concentrates inventory from its share of McClean Lake production, for a total uranium holdings of approximately 1.1 million pounds U3O8.

The proceeds from the sale of the Company’s physical uranium holdings and inventory are an important part of the Company’s project financing plans for Phoenix. At the end of the third quarter of 2026, 600,000 pounds U3O8 were committed for deliveries occurring between the fourth quarter of 2026 to the second quarter of 2027. Of these committed quantities, the sales price has been fixed for 350,000 pounds U3O8 with future gross proceeds expected to be US$33.3 million (average price of US$95.17 per pound of U3O8). The remaining 250,000 pounds U3O8 of committed near-term sales are subject to market-related pricing to be fixed in reference to the time of delivery.

Approximately 500,000 pounds U3O8 in physical holdings and inventories remain uncommitted.

Including near-term commitments, the Company has contracted firm uranium sales commitments for over 8 million pounds U3O8 from its uranium holdings and expected future uranium production, and is in advanced negotiations for additional sales commitments of over 5 million pounds U3O8, resulting in total contracted and advanced negotiation sales commitments of over 13 million pounds U3O8. The large majority of contracted sales and those under advanced negotiation are contemplated to occur post-2028 during the expected mine life of Phoenix.

Customers include several leading north American nuclear power plant owners/operators responsible for approximately 50 nuclear reactors, as well as multiple reputable industry intermediaries, which have each demonstrated significant interest in securing supply from Denison. Pricing mechanisms include a mix of market-related with no floors and ceilings, market-related with floors and ceilings, and base-escalated pricing. The large majority of commitments are on a market-related basis.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents were $362,749,000 at September 30, 2026 (December 31, 2025 – $465,918,000).

The decrease in cash and cash equivalents from December 31, 2025, of $103,169,000 was due to net cash used in operations of $87,516,000 net cash used in investing activities of $24,094,000 and net cash provided by financing activities of $3,864,000, as well as a positive foreign exchange effect on cash and cash equivalents of $4,577,000.

Net cash used in operating activities of $87,516,000 was due to the net loss for the period adjusted for non-cash items, including fair value adjustments.

Net cash used in investing activities of $24,094,000 was primarily due to an increase in property, plant & equipment relating to milestone payments for long lead items for the Wheeler River project and capitalization of eligible project expenditures, a net increase in restricted cash due to the Company replacing the letters of credit with surety bonds including the reclamation bond required for the Phoenix Project , as well as the Company’s incremental investment in JCU, offset in part by the proceeds received from the sale of uranium investments during the period.

Net cash provided from financing activities of $3,864,000 was primarily due to proceeds received from the exercise of employee stock options.

Use of Proceeds

December 2025 Flow Through Financing

As at September 30, 2026, the Company has fulfilled its obligation to spend $15,000,000 on eligible Canadian exploration expenditures related to the 2025 flow through financing.

August 2025 Convertible Senior Unsecured Note Financing

The Company intends to use the net proceeds from the issuance of the Convertible Notes for expenditures to support the evaluation and development of the Company's uranium development projects, including to fund the construction of Phoenix, and for general corporate purposes.

MANAGEMENT’S DISCUSSION & ANALYSIS

As at September 30, 2026, the Company’s use of proceeds from this offering was in line with this guidance.

Revolving Term Credit Facility

In January 2026, the Company entered into an agreement with The Bank of Nova Scotia to amend the terms of the Company’s Fourth Amended and Restated Credit Agreement (the ‘Credit Facility’), to extend the maturity date to January 31, 2027. Under the Credit Facility, the Company has access to letters of credit of up to $28,478,000, which is partially utilized for non-financial letters of credit in support of performance obligations. The tangible net worth covenant remains unchanged by the amendment. The Company has provided $1,264,000 in cash collateral on deposit with BNS to maintain the current letters of credit issued under the Credit Facility.

At September 30, 2026, the Company is in compliance with its facility covenants and has access to letters of credit of up to $28,478,000 (December 31, 2025 - $28,478,000). The facility is partially utilized to provide a $4,514,000 non-financial letter of credit issued in support of performance obligations.

Issue of Surety Bonds

In April 2026, the Company entered into an agreement with a Canadian licenced insurance company to provide Surety Bonds totaling $36,846,000 in support of decommissioning and reclamation obligations for the McClean Lake Operation and Wheeler River Project. The Company pledged $5,526,900 as restricted cash and investments pursuant to its obligations under the agreement. The Surety Bonds are subject to annual surety fees of 3.0%.

Following the issue of the Surety Bonds the letters of credit previously provided to the Government of Saskatchewan were returned to, and cancelled by, the Bank of Nova Scotia (‘BNS’) and $6,708,000 restricted cash and investments were released by BNS as cash and cash equivalents.

COMPENSATION OF KEY MANAGEMENT PERSONNEL

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers, vice-presidents, and members of its Board of Directors.

The following compensation was awarded to key management personnel:

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2026	2025	2026	2025

Salaries and short-term employee benefits	$(1,079)	$(887)	$(4,979)	$(4,707)
Share-based compensation	(1,428)	(768)	(4,145)	(2,380)
	$(2,507)	$(1,655)	$(9,124)	$(7,087)

The increase in key management compensation in the three and nine period is predominantly driven by an increase in the share-based compensation resulting from the accelerated vesting of share-based awards from certain employee departures. In addition, the Company recognizes the accounting value of share-based compensation over the vesting period. The number of share-based awards to be issued under the Company’s long-term incentive plan is calculated based on the fair value of the awards at December 31 of the immediately preceding year, while the accounting value assigned to the awards is based on their fair value at the date of issuance, which is typically in March of the following year. In 2026, an increase in the Company’s share price between December 31, 2025 and the issue date of the awards in March 2026 resulted in a larger increase in the share-based compensation for the three and nine months ended September 30, 2026 relating to this award than typical.

SUBSEQUENT EVENTS

Sale of Uranium

In October 2026, the Company completed a transaction to sell 150,000 pounds of U3O8 at a weighted average price of US$84.94 per pound. The transaction represented a scheduled delivery under a sales agreement entered in 2025.

MANAGEMENT’S DISCUSSION & ANALYSIS

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

OUTSTANDING SHARE DATA

Common Shares

At November 4, 2026, there were 905,445,408 common shares issued and outstanding and a total of 920,333,611 common shares on a fully-diluted basis.

Stock Options and Share Units

At November 4, 2026, there were 5,095,331 stock options, and 9,792,872 share units outstanding.

OUTLOOK FOR 2026

Refer to the Company’s annual MD&A for the year ended December 31, 2025 for a detailed discussion of the previously disclosed 2026 budget and outlook.

The outlook for mineral sales has decreased by $29,000,000 due to timing of receipt of finished goods inventory from Orano from the McClean North SABRE mine. All uranium sales in 2026 will be fulfilled from the Company’s investments in physical uranium and are therefore excluded from the Company’s outlook, which covers operating cash flows.

The outlook for development and Operations expenditures has increased by $768,000 due to costs associated with the expansion of environmental monitoring and related studies for the Company’s legacy mine sites in Elliot Lake.

The outlook for exploration expenditures has decreased by $1,181,000 due to reduction in forecasted expenditures to maintain the Company’s remote exploration camps.

The outlook for evaluation expenditures has decreased by $1,625,000 predominantly due to a reduction in planned field activities at Gryphon.

The outlook for Phoenix program expenditures has decreased by $620,000 due to the timing of payments associated with IBA-type agreements signed in 2026.

The outlook for Phoenix construction expenditures has decreased by $26,559,000 primarily due to the slight deferral of certain construction work, as a result of a later than anticipated start date for site clearing activities, a slower than planned ramp up to full-scale construction due to regional flooding and site access restrictions, plus weather-related delays once in full-scale construction. In Q4’2026 expenditures are expected to include $39,908,000 in procurement of equipment and materials, $68,518,000 in construction and construction indirects, and $9,054,000 in engineering, PCM and owners’ costs.

MANAGEMENT’S DISCUSSION & ANALYSIS

(in thousands)	PREVIOUS 2026 OUTLOOK(2)	CURRENT 2026 OUTLOOK(2)	ACTUAL to September 30, 2026(3)
Mining Segment
Mineral Sales	29,000	-	-
Development & Operations	(20,432)	(21,200)	(12,758)
Exploration	(27,816)	(26,635)	(19,065)
Evaluation	(12,396)	(10,771)	(8,137)
Phoenix Program Expenditures	(17,094)	(16,474)	(11,855)
Phoenix Construction Expenditures	(305,181)	(278,622)	(161,143)
JCU Cash Contributions	(1,420)	(1,440)	(1,440)
	(355,339)	(355,142)	(214,398)
Corporate and Other Segment
Corporate Administration & Other	(31,944)	(31,944)	(25,355)
	(31,944)	(31,944)	(25,355)
Total(1)	$ (387,283)	$ (387,086)	$ (239,753)
Notes:
1.
Only material operations shown.
2.
As discussed in Wheeler River Uranium Project above, the outlook reflects Denison funding 100% of expenditures for the WRJV.
3.
The outlook is prepared on a cash basis. As a result, actual amounts represent a non-GAAP measure. Compared to segment loss as presented in the Company’s unaudited interim consolidated financial statements for the nine months ended September 30, 2026, actual amounts reported above includes capital additions of $173,516,000, JCU contributions of $1,440,000 and excludes $3,019,000 net impact of non-cash items and other adjustments.

ADDITIONAL INFORMATION

CONTROLS AND PROCEDURES

Management is responsible for the design, implementation and operating effectiveness of internal control over financial reporting. Under the supervision of the Chief Executive Officer and Chief Financial Officer, management evaluated the design of the Company’s internal control over financial reporting as of September 30, 2026. In making the assessment, management used the criteria set forth in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on a review of internal control procedures at the end of the period covered by this MD&A, management determined internal control over financial reporting was appropriately designed as at September 30, 2026. There have been no changes in our internal controls over financial reporting during the nine months ended September 30, 2026 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management is also responsible for the design and effectiveness of disclosure controls and procedures. The Company’s Chief Executive Officer and Chief Financial Officer have each evaluated the design of the Company’s disclosure controls and procedures as at September 30, 2026 and have concluded that these disclosure controls and procedures were appropriately designed as at September 30, 2026.

QUALIFIED PERSON

The scientific and technical disclosure in this MD&A has been prepared and/or reviewed and confirmed by Ricardo Afonso, P.Eng., Denison’s Vice President Projects, or Chad Sorba, P.Geo., Denison’s Vice President Technical Services & Project Evaluation, each of whom is a ‘Qualified Person’ in accordance with NI 43-101.

For more information regarding Denison’s material project, the Wheeler River project, you are encouraged to refer to the ‘Technical Report for the Wheeler River project titled ‘NI 43-101 Technical Report on the Wheeler River Project, Athabasca Basin, Saskatchewan, Canada’ with an effective date of June 23, 2023 and an update to estimated Phoenix initial capital costs disclosed in Denison’s AIF and Form 40-F dated March 30, 2026. The technical report, AIF and Form 40-F are available on the Company’s website and under the Company’s profile on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov/edgar.shtml). For information regarding Denison’s other project interests, more information is available on the Company’s website.

MANAGEMENT’S DISCUSSION & ANALYSIS

ASSAY PROCEDURES AND DATA VERIFICATION

The Company reports preliminary radiometric equivalent grades (‘eU3O8’), derived from a calibrated down-hole total gamma probe, during or upon completion of its exploration programs and subsequently reports definitive U3O8 assay grades following sampling and chemical analysis of the mineralized drill core. Uranium assays are performed on split core samples by the Saskatchewan Research Council Geoanalytical Laboratories using an ISO/IEC 17025:2005 accredited method for the determination of U3O8 weight %. Sample preparation involves crushing and pulverizing core samples to 90% passing -106 microns. The resultant pulp is digested using aqua-regia and the solution analyzed for U3O8 weight % using ICP-OES. Geochemical results from composite core samples are reported as parts per million (‘ppm’) obtained from a partial HNO3:HCl digest with an ICP-MS finish. Boron values are obtained through NaO2/NaCO3 fusion followed by an ICP-OES finish. All data are subject to verification procedures by qualified persons employed by Denison prior to disclosure. For further details on Denison’s sampling, analysis, quality assurance program and quality control measures and data verification procedures, please see Denison's AIF filed under the Company's profile on SEDAR+ (www.sedarplus.ca) and in its Form 40-F available on EDGAR (www.sec.gov/edgar.shtml).

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this MD&A constitutes ‘forward-looking information’, within the meaning of the applicable United States and Canadian legislation concerning the business, operations, and financial performance and condition of Denison. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘plans’, ‘expects’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’, or ‘believes’, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’, ‘be achieved’ or ‘has the potential to’.

In particular, this MD&A contains forward-looking information pertaining to the following: the results of, and estimates and assumptions within, the Phoenix FS and the Gryphon PFS Update, including the estimates of Denison's mineral reserves and mineral resources, and statements regarding anticipated budgets, fees, expenditures and timelines; the results of, and estimates and assumptions used to prepare, the capital cost update for Phoenix; the scope, results and timing of the review of the Phoenix construction progress, cost and schedule, and the expected timing of first production; Denison’s outlook, plans and objectives for 2026 and beyond; exploration, development and expansion programs, plans and objectives, including projected status of detailed design engineering, long lead procurement, field program optimization studies, and other project planning programs; statements regarding Denison’s EA and EIS approvals, expectations with respect to Denison’s Project licensing and permitting; expectations regarding Denison’s community engagement activities and related agreements with interested parties; expectations regarding uranium mining on the McClean Lake property, including anticipated timing and budgets; expectations regarding evaluation and exploration activities at Midwest; expectations regarding the toll milling of Cigar Lake ores, including projected annual production volumes; Denison’s land position; expectations regarding Denison’s joint venture ownership interests and the continuity of its agreements with its partners; expectations regarding agreements with third parties, including Foremost, Grounded Lithium, Cosa, Skyharbour, and F3; Denison’s expectations with respect the exploration and evaluation of the KLP; Denison’s plans with respect to its commercial activities, including its physical uranium holdings and other uranium sales transactions and the expected benefits thereof; and the annual operating budget and capital expenditure programs, estimated exploration, development and construction expenditures and reclamation costs and Denison's share of same. Statements relating to ‘mineral reserves’ or ‘mineral resources’ are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. For example, estimates of construction progress and related percentages are estimates subject to change, and may be impacted by many factors including contractor availability, labour availability, weather, and other events or circumstances.  In addition, the results of the Denison’s studies, including the Phoenix FS, and field work, may not be maintained after further testing or be representative of actual mining plans for the Phoenix deposit after further design and studies are completed. Denison could decide or otherwise be required to discontinue testing, evaluation and development work at Wheeler River or other projects, or its exploration plans if it is unable to maintain or otherwise secure the necessary resources (such as testing facilities, capital funding, regulatory approvals, etc.) or operations are otherwise affected by regulatory restrictions or requirements.

Denison believes that the expectations reflected in this forward-looking information are reasonable, but no assurance can be given that these expectations will prove to be accurate, and results may differ materially from those anticipated in this forward-looking information. For a discussion of risks and other factors that could influence forward-looking events, please refer to the factors discussed under the heading ‘Risk Factors’ in Denison’s AIF and Form-F as may be updated or supplemented in this MD&A. These factors are not, and should not be construed as being, exhaustive.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this MD&A is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this MD&A. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this MD&A to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.

MANAGEMENT’S DISCUSSION & ANALYSIS

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources and Proven and Probable Mineral Reserves: As a foreign private issuer reporting under the multijurisdictional disclosure system adopted by the United States, the Company has prepared this MD&A in accordance with Canadian securities laws and standards for reporting of mineral resource estimates, which differ in some respects from United States standards. In particular, and without limiting the generality of the foregoing, the terms “measured mineral resources,” “indicated mineral resources,” “inferred mineral resources,” and “mineral resources” used or referenced in this MD&A are Canadian mineral disclosure terms as defined in accordance with National Instrument 43-101 — Standards of Disclosure for Mineral Projects (‘NI 43-101’) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum Standards for Mineral Resources and Mineral Reserves, Definitions and Guidelines, May 2014 (the ‘CIM Standards’). These standards differ significantly from the mineral property disclosure requirements of the U.S. Securities and Exchange Commission (the ‘SEC’) in Regulation S-K Subpart 1300 (the ‘SEC Modernization Rules’) under the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the mineral reserve or mineral resource estimates under the standards adopted under the SEC Modernization Rules. For the above reasons, information contained in the AIF and other documents incorporated by reference herein containing descriptions of mineral deposits may not be comparable to similar information made public by U.S. companies subject to the SEC Modernization Rules. Additionally, investors are cautioned that “inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic feasibility. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies, except in limited circumstances. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. The term “resource” does not equate to the term “reserves”. Investors should not assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. Investors are also cautioned not to assume that all or any part of an inferred mineral resource exists or is economically mineable.